Exhibit 99.3

INDEX TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED

INTERCONT (CAYMAN) LIMITED

Page
Unaudited Condensed Combined and Consolidated Balance Sheets as of December 31, 2024 and June 30, 2024	F-2
Unaudited Condensed Combined and Consolidated Statements of Income for the Six Months Ended December 31, 2024 and 2023	F-3
Unaudited Condensed Unaudited condensed combined and consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended December 31, 2024 and 2023	F-4
Unaudited Condensed Combined and Consolidated Statements of Cash Flows for the Six Months Ended December 31, 2024 and 2023	F-5
Notes to Unaudited Condensed Combined and Consolidated Financial Statements	F-6 – F-24

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars — except for share data)

	As of December 31, 2024	As of June 30, 2024

ASSETS
Current Assets:
Cash	$4,905,206	$3,751,921
Accounts receivable, net	—	261,821
Prepayments and other current assets	640,491	555,070
Due from related parties	433,371	540,260
Total Current Assets	5,979,068	5,109,072
Vessels, net	51,370,567	53,223,618
Property and equipment, net	7,871	4,686
Deferred dry dock cost, net	822,550	959,924
Right-of-use asset-operating lease, net	3,089,271	4,587,352
Deferred IPO cost	1,042,023	287,835
Prepayments and other non-current assets	975,000	975,000
Total Non-Current Assets	57,307,282	60,038,415
Total Assets	$63,286,350	$65,147,487

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturity of long-term loan	$1,656,288	$1,656,288
Accounts payable	1,049,658	1,035,506
Accrued expenses and other current liabilities	669,649	314,919
Operating lease liabilities – current	2,942,590	3,026,234
Financing lease liabilities – current	3,263,573	3,256,190
Due to related parties	25,159,271	25,064,888
Long-term payable, current	998,023	1,050,000
Total Current Liabilities	35,739,052	35,404,025
Long-term loan	2,053,680	2,848,986
Long-term payable, non-current	—	440,129
Operating lease liabilities – non-current	—	1,572,994
Financing lease liabilities – non-current	12,314,883	13,948,550
Total Non-Current Liabilities	14,368,563	18,810,659
Total Liabilities	50,107,615	54,214,684

COMMITMENTS AND CONTINGENCIES (Note 12)

Shareholders’ Equity:
Ordinary shares, $0.0001 par value, 500 million shares authorized, 25,000,001 share issued and outstanding as of December 31, 2024 and June 30, 2024, respectively*	2,500	2,500
Subscription receivable	—	(1,350,000)
Additional paid-in capital	3,016,900	3,016,900
Retained earnings	10,159,335	9,263,403
Total Shareholders’ Equity	13,178,735	10,932,803
Total Equity	13,178,735	10,932,803
Total Liabilities and Equity	$63,286,350	$65,147,487

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 11.

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENT OF INCOME
(Expressed in U.S. Dollars — except for share data)

	For the Six Months ended December 31,
	2024	2023
Revenue
Time charter revenue – third parties	$—	$4,395,034
Time charter revenue – related party	9,977,858	5,051,380
Vessel management services revenue – third parties	1,429,265	998,673
Vessel management services revenue – related parties	1,979,244	1,927,062
Total revenue	13,386,367	12,372,149

Cost of revenues
Cost of time charter revenue	6,509,744	6,403,617
Cost of vessel management services revenue	3,054,356	2,608,970
Total Cost of revenues	9,564,100	9,012,587
Gross profit	3,822,267	3,359,562

Operating expenses:
General and administrative expenses	1,261,906	543,167
Research and development expenses	436,024	300,000
Total operating expenses	1,697,930	843,167

Income from operations	2,124,337	2,516,395

Other income (expense):
Interest income	3,531	307,097
Interest expense	(1,191,971)	(1,323,080)
Other (expense) income, net	(39,965)	84,955
Total other expense, net	(1,228,405)	(931,028)

Income before income taxes	895,932	1,585,367
Provision for income taxes	—	—
Net income	895,932	1,585,367

Earnings per share – Basic and diluted*	$—	$0.1
Weighted Average Shares Outstanding – Basic and diluted*	25,000,001	24,499,999

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 11.

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in U.S. Dollars — except for share data)

				Attributable to Intercont’s Shareholders
				Additional		Non-
	Ordinary Shares		Subscription	Paid in	Retained	controlling
	Shares*	Amount	receivable	Capital	Earnings	interest	Total
Balance as of June 30, 2023	24,499,999	$2,450	$—	$28,503	$17,923,335	$—	$17,954,288
Dividends to shareholders	—	—	—	—	(11,600,000)	—	(11,600,000)
Net income	—	—	—	—	1,585,367	—	1,585,367
Balance as of December 31, 2023	24,499,999	$2,450	$—	$28,503	$7,908,702	$—	$7,939,655

Balance as of June 30, 2024	25,000,001	2,500	(1,350,000)	3,016,900	9,263,403	—	10,932,803
Collection of subscription receivable	—	—	1,350,000	—	—	—	1,350,000
Net income	—	—	—	—	895,932	—	895,932
Balance as of December 31, 2024	25,000,001	$2,500	$—	$3,016,900	$10,159,335	$—	$13,178,735

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 11.

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars — except for share data)

	For the Six Months ended December 31,
	2024	2023
Cash flows from operating activities:
Net income	$895,932	$1,585,367
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels and equipment	1,853,833	1,797,841
Amortization of debt issuance cost	32,838	36,423
Amortization of deferred dry-docking cost	137,375	122,829
Amortization of operating lease right-of-use assets	1,498,080	1,438,091
Amortization of discount for long-term payable	50,827	16,158
Changes in operating assets and liabilities:
Accounts receivable	261,821	103,529
Prepayments and other assets	(85,424)	31,867
Accounts payable	14,152	(79,314)
Advance from customers	—	117,694
Accrued expenses and other liabilities	(21,911)	234,471
Due from related parties	106,889	177,777
Due to related parties	94,383	(264,229)
Operating lease liabilities	(1,656,638)	(1,450,701)
Net cash provided by operating activities	3,182,157	3,867,803

Cash flows from investing activities:
Purchase of long-lived assets	(546,901)	(88,492)
Payment for dry-docking cost	—	(676,234)
Purchase of time deposit through a related party	—	(500,000)
Withdraw of time deposit through a related party	—	12,500,000
Net cash (used in) provided by investing activities	(546,901)	11,235,274

Cash flows from financing activities:
Repayment of long-term loan	(828,144)	(1,045,000)
Financing lease liabilities-principal repayment	(1,626,284)	(1,619,441)
Proceeds from private placement	1,350,000	—
Dividends to shareholders	—	(11,600,000)
Deferred IPO cost	(377,543)	(100,000)
Capital injection from investor	—	500,000
Net cash used in financing activities	(1,481,971)	(13,864,441)

Net increase in cash	1,153,285	1,238,636
Cash at beginning of year	3,751,921	3,416,273
Cash at end of year	$4,905,206	$4,654,909

Supplemental disclosure information:
Cash paid for interest	$1,051,307	$1,214,465
Non-cash transactions:
Addition to fixed assets through long term account payable	$—	$1,970,544

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Intercont (Cayman) Limited (“Intercont” or the “Company”) was established under the laws of the Cayman Islands on July 4, 2023 as a holding company. The Company, through its subsidiaries (collectively, the “Group”) listed below, are principally engaged time charter service and vessel management services business.

Upon completion of the Reorganization, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Fortune Ocean Holdings Limited (“Fortune Ocean”)	January 22, 2024	British Virgin Islands (“BVI”)	100%	Investment Holding
Top Wisdom Shipping Management Co., Limited (“Top Wisdom”)	February 1, 2013	Hong Kong	100%	Vessel management services
Top Moral Shipping Limited (“Top Moral”)	December 12, 2013	Hong Kong	100%	Time charter service
Top Legend Shipping Co., Limited (“Top Legend”)	March 6, 2013	Hong Kong	100%	Time charter service
Top Creation International (HK) Limited (“Top Creation”)	July 29, 2011	Hong Kong	100%	Time charter service
Max Bright Marine Service Co., Limited (“Max Bright”)	April 2, 2014	Hong Kong	100%	Time charter service
Singapore Openwindow Technology Pte. Ltd. (“Openwindow”)	July 28, 2023	Singapore	100%	Process of pulp, paper and paperboard

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Reorganization

A reorganization of the legal structure was completed on March 27, 2024. The reorganization involved:

(i)	The formation of the Company’s wholly owned subsidiary-Openwindow on July 28, 2023

(ii)	The formation of Fortune Ocean on January 22, 2024 and all the equity interests of Top Wisdom, Top Moral, Top Legend, Top Creation and Max Bright were transferred to Fortune Ocean on March 14, 2024

(iii)	All the shareholders’ equity interests in Fortune Ocean were transferred to the Company on March 27, 2024 under common control and at nominal consideration

Immediately before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same group of the shareholders. Therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The combination and consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed combined and consolidated financial statements in accordance with ASC 805-50-45-5.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Going concern consideration

In assessing its liquidity, the Group monitors and analyzes its cash on hand, ability to generate sufficient revenue sources in the future and operating and capital expenditure commitments. As of December 31, 2024, the Group had cash of approximately $4,905,206. As of December 31, 2024 and June 30, 2024, the Group’s working capital deficit was approximately $29,759,984 and $30,294,954.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. The going concern status of the Company depends on its ability to generate sufficient cash flows to meet its obligations in a timely manner and to obtain additional income or debt as may be required and/or recurring financial support from shareholders or other related parties. The Group’s primary shareholders have agreed to provide financial support commitment to the Company until October 31, 2026. As of June 30, 2025, the Company had cash and cash equivalents of $5,614,273. As a result, management believes that current levels of cash and cash flows will be sufficient to meet anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, the Group may need additional cash resources in the future if it experiences changed business conditions or other developments and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If the Group determine that the cash requirements exceed amounts of cash on hand, it may seek to issue debt or equity securities or obtain a credit facility.

Taking into account the ability for the Group to raise finances, the management has alleviated the doubt about the Group’s ability to continue as a going concern.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2024 and 2023 are not necessarily indicative of the results that may be expected for the full year.

Principles of combination

As the reorganization in Note 1 (“the Reorganization”) was accounted for as restructuring of entities under common control, the accompanying unaudited condensed combined and consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented. The financial statements presented herein represent (1) up until the date of the consummation of the Reorganization, the unaudited condensed combined and consolidated financial statements of the Company, Fortune Ocean, Top Wisdom, Top Moral, Top Legend, Top Creation, Max bright and Openwindow; (2) subsequent to the consummation of the Reorganization, the consolidated financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Emerging Growth Company

The Group is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to optout is irrevocable. The Group has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Group’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Uses of estimates

In preparing the unaudited condensed combined and consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed combined and consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition, impairment of long-lived assets and salvage value of the owned vessels. The Group evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Foreign currency translation

The functional currency of the Group is the U.S. dollar. The Group engages in international commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated and majority of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the unaudited condensed combined and consolidated statements of income.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, prepayment and other assets, due from related parties, accounts payable, advance from customers, due to related parties, accrued expenses and current maturity of long-term loan approximates their recorded values. The Group determined that the carrying value of the long-term of loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Cash

Cash comprises cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks.

Expected credit losses of receivables

The Group’s accounts receivable, other receivables (included in “prepayments and other current assets”) and due from related parties are within the scope of Accounting Standards Codification (“ASC”) 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, any changes in customer collection trends, the credit worthiness of customers, the contractual and customary payment terms that generally range from 30 to 180 days, current economic conditions, and expectation of future economic conditions (external data and macroeconomic factors). Receivable balances are written off (i.e., charged-off against the allowance) when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote. The Group recorded current expected credit loss expense for accounts receivable amounted to nil for the six months ended December 31, 2024 and 2023.

Prepayments and other assets primarily consist of lease deposit, and employee advance, which are presented net of allowance for credit loss. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the loss-rate method to estimate the allowance for credit losses. The Group considers the past collection experience, any changes in collection trends, the credit worthiness of counter-parties, the contractual terms, current economic conditions, and expectation of future economic conditions. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for credit losses after management has determined that the likelihood of collection is not probable. For the six months ended December 31, 2024 and 2023, the Group recorded current expected credit loss expense for prepayments and other assets amounted to nil.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office and electronic equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed combined and consolidated statements of income in other income or expenses. Depreciation expense was $782 and $807 for the six months ended December 31, 2024 and 2023, respectively.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Vessels, net

Vessels are carried at historical cost less accumulated depreciation and impairment adjustments, if any. The depreciation on vessels is reviewed annually to ensure that the method and period used reflect the pattern in which the asset’s future economic benefits are expected to be consumed. The gross carrying amount of the vessel is the purchase price, including duties/taxes, borrowing costs and any other direct costs attributable to bringing it to the location and condition necessary for the vessels intended use. Capitalization of costs will cease once the vessel is in the location and condition necessary for it to be able to operate in the manner consistent with its intended design. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 10 – 25 years from the date of their initial delivery from the shipyard.

Vessels under financing leases are also included in this caption on the unaudited condensed combined and consolidated balance sheet.

Impairment of long-lived assets

Vessels, net, right-of-use asset-operating lease, net and other long-lived assets held and used are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Group evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. The Group determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel market price, gross profit margin and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and other capitalized items, if any, related to the vessel. The Group has considered various indicators, including but not limited to, the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook.

As of December 31, 2024 and June 30, 2024, the Group concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and other long-lived assets and that step one of the impairment analyses was not required.

Deferred dry docking cost, net

Vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 60 months, depending on the vessels’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Deferred IPO costs

Deferred initial public offering (“IPO”) costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the IPO and was charged to shareholders’ equity upon the completion of the offering. As of December 31, 2024 and June 30, 2024, the deferred IPO costs were $1,042,023 and $287,835, respectively.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Costs capitalized as part of the drydocking consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. As of December 31, 2024 and June 30, 2024, the deferred dry-docking cost, net was $822,550 and $959,924, respectively. For the six months ended December 31, 2024 and 2023, the amortization expense for the deferred drydock costs amounted to $137,375 and $122,829, respectively. These numbers are reflected in the deferred dry dock cost, net on the unaudited condensed combined and consolidated balance sheet and amortization of dry-docking on unaudited condensed combined and consolidated statements of cash flows.

Revenue recognition

The Group is engaged in vessels rental and management services and primarily derives its revenue from time charter contracts and provides vessel management service.

On July 1, 2019, the Group has adopted Accounting Standards Codification (shorted as “ASC” hereafter) 842 “Leases” and Accounting Standard Update (shorted as “ASU” hereafter) 2014-09, Revenue from Contracts with Customers (ASC 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Time charter revenue

A time charter is a type of contract that is entered into for the use of such vessel as well as such vessel’s operations for a specific period of time at a specified daily charter hire rate. Charter durations may range from one month to two years. The Group accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Group has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Group further elected to adopt the above discussed optional practical expedient and recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it made a determination that the related lease component and non-lease component have the same timing and pattern of transfer during lease term of each vessel and the predominant component is the lease. Lease revenues are recognized on a straight-line basis over the rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Group, and is recorded as time charter revenues.

Vessel operating costs incurred during the leasing period for the maintenance and operation of the vessels such as for crews, maintenance and insurance are typically paid by the Group are expensed as incurred as the timing and pattern of transfer of the components are identical to the operating lease revenue earned from the charter hire.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Vessel management services revenue

The Group contracts with various customers to carry out vessel management services. Vessel management services consists of assignment of the Group’s crew team member to the customers’ vessels for their operation and provision of dry-docking, lubricating oil, spare parts procurement and other maintenance services over the contract term. Most of the vessel management services agreements have a term more than one year and are typically billed on a monthly basis. The Group provides the services to the customer and satisfies its performance obligation over the term of the contract. The progress of transferring the service is measured based on monthly bill issued and therefore recognized vessel management services revenue is recognized based on monthly bill over the term of the contract.

Disaggregation of Revenues

For the six months ended December 31, 2024 and 2023, the disaggregated revenues by revenue streams were as follows:

	For the Six Months ended December 31,
	2024	2023
Time charter revenue	$9,977,858	$9,446,414
Vessel management services revenue	3,408,509	2,925,735
Total	$13,386,367	$12,372,149

For the six months ended December 31, 2024 and 2023, the disaggregated revenues by customer location were as follows:

	For the Six Months ended December 31,
	2024	2023
Singapore	$10,047,638	$5,143,724
Hong Kong S.A.R.	1,909,464	1,883,730
BVI	—	3,367,004
Other countries	1,429,265	1,977,691
Total	$13,386,367	$12,372,149

A contract liability exists when the Group has received consideration prior to it being earned. These amounts are recognized as revenue over the charter period. As of December 31, 2024 and June 30, 2024, the contract liabilities amounted to nil. All contract liabilities as of June 30, 2024 have been recognized as revenue in the next month. All contract liabilities as of December 31, 2024 have been recognized as revenue in January 2025.

Leases

The Group has lease contracts for vessels and office space. Leases are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. The Group records lease liabilities and right-of-use assets on its unaudited condensed combined and consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loan. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with a lease term not more than one year and without a purchase option (short-term leases), the Group records operating lease expense in its unaudited condensed combined and consolidated statements of income on a straight-line basis over the lease term and record variable lease payments as incurred.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed combined and consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended December 31, 2024 and 2023, there were 25,000,001 and 24,499,999 basic and dilutive shares, respectively.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Chief Executive Officer is identified as the chief operating decision maker (CODM). The management, including the chief operating decision maker, measures performance based on our overall return to shareholders based on combined net income. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Group as a whole and not on the basis of separate business units, as a result, the Group has determined that it operates as one reportable segment.

The CODM does not review segment assets and segment expenses at a level different than what is reported in the Company's Unaudited Condensed Combined and Consolidated Balance Sheets and Unaudited Condensed Combined and Consolidated Statements of Income. Additionally, the CODM regularly receives information about the Company's capital expenditures which are reported in the Company's Unaudited Condensed Combined and Consolidated Statement of Cash Flows as purchase of long-lived assets under investing activities.

Additionally, other segment items include research and development expenses related to seaborne innovational business with current research direction of seaborne pulping for the six months ended December 31, 2024 and 2023.

During the six months ended December 31, 2024 and 2023, all revenue is generated outside of the United States. For disaggregated revenues by revenue streams and customer location, please see Revenue Recognition above.

The Company’s long-lived assets consist primarily of vessels and property and equipment, all of which are located in outside of the United States.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations of risks

a. Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2024, and June 30, 2024, the aggregate amount of cash of $4,715,100 and $3,411,646, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 100,000 Singapore Dollar (approximately $73,000) in aggregate per depositor. As of December 31, 2024, the Company’s uninsured cash balance was approximately $4,761,823. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

b. Significant customers

For the six months ended December 31, 2024, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer C accounted for approximately 70% and 11%, respectively, of the Group’s total revenues. For the six months ended December 31, 2023, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 42% and 27%, respectively, of the Group’s total revenues. As of December 31, 2024, no customer accounted for more than 10% of the Group’s accounts receivable. As of June 30, 2024, Customer C accounted for approximately 100% of the Group’s accounts receivable.

c. Significant suppliers

For the six months ended December 31, 2024, Supplier A accounted for approximately 17% of the Group’s total cost of revenues, respectively. For the six months ended December 31, 2023, Supplier A accounted for approximately 13% of the Group’s total cost of revenues, respectively. As of December 31, 2024, no supplier accounted for more than 10% of the Company’s total accounts payable. As of June 30, 2024, no supplier accounted for more than 10% of the Group’s total accounts payable.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Group’s unaudited condensed combined and consolidated financial statements. In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. The Company adopted ASU 2023-07 as of July 1, 2024. The adoption of this guidance did not have a material impact on the Group’s unaudited condensed combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In March 2024, the FASB issued ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. The amendments in ASU 2024-02 contain amendments to the Codification that remove references to various FASB Concepts Statements. Following the release of ASU 2024-02 in March 2024, the effective date will be annual reporting periods beginning after December 15, 2024. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s unaudited condensed combined and consolidation financial statements.

Note 3 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other current assets consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Advance to crew	$271,913	$267,165
Advance to employee	175,662	211,375
Advance Payment	173,555	—
Other	19,361	76,530
Total	$640,491	$555,070

Prepayments and other non-current assets consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Rental deposit(1)	$500,000	$500,000
Loan security deposit(2)	475,000	475,000
Total	$975,000	$975,000

(1)	Rental deposit represents a deposit of $500,000 paid to the lessor of Top Advancer (see Note 7).
(2)	This is long-term loan security deposit of $475,000, which is expected to be collected at the end of long-term loan agreement (see Note 8).

Note 4 — VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance June 30, 2024	$70,250,772	(17,027,154)	53,223,618
Additions	—	(1,853,051)	(1,853,051)
Balance December 31, 2024	$70,250,772	(18,880,205)	51,370,567

The above balances as of December 31, 2024 and June 30, 2024 are analyzed in the following tables:

Owned Vessel*	Cost	Accumulated Depreciation	Net Book Value
Balance June 30, 2024	$14,094,790	$(1,624,776)	$12,470,014
Additions	—	(433,273)	(433,273)
Balance December 31, 2024	$14,094,790	$(2,058,049)	$12,036,741

Right-of-use assets under finance lease**	Cost	Accumulated Depreciation	Net Book Value
Balance June 30, 2024	$56,155,982	$(15,402,378)	$40,753,604
Additions	—	(1,419,778)	(1,419,778)
Balance December 31, 2024	$56,155,982	$(16,822,156)	$39,333,826

*Owned Vessel:

On August 14, 2022, the Group took delivery of the Top Brilliance, a 2008-built vessel of 56,823 dwt (Deadweight Tonnage), from an unrelated third party, for an acquisition cost of $14,094,790. Depreciation expense amounted to $433,273 and $433,273 for the six months ended December 31, 2024 and 2023.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 4 — VESSELS, NET (cont.)

**Right-of-use assets under finance lease:

In September, 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $26,821,639 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 6)

In January, 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $27,275,307 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 6)

As of June 30, 2024, the Group completed the installation of desulfurizing towers on Top Diligence and Top Elegance. The original value of $2,059,036 is depreciated during the useful life.

Depreciation expense for the vessels under finance lease was $1,419,778 and $1,363,761 for six months ended December 31, 2024 and 2023, respectively.

Note 5 — ACCRUED EXPENSES AND OTHER LIABITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Wages and welfare payable	$116,053	$116,054
Professional service fees	515,122	143,420
Others	38,474	55,445
Total	$669,649	$314,919

Note 6 — LONG-TERM PAYABLE

	As of December 31, 2024	As of June 30, 2024
Long-term payable, current	$998,023	$1,050,000
Long-term payable, non-current	—	440,129
Total	$998,023	$1,490,129

Long-term payable represents the remaining balance for desulfurizing towers of Top Diligence and Top Elegance. The total consideration for the desulfurizing towers is US$2,100,000, which should be paid within two years. The balance for Top Diligence shall be paid in four installments of $262,500 every six months from October 17, 2023 to October 16, 2025 and was discounted at a rate of 6.96%. The balance for Top Elegance shall be paid in four installments of $$262,500 every six months from December 18, 2023 to December 17, 2025 and was discounted at a rate of 6.85%. The carrying amount of the long-term payable is shown net of total unamortized discount of US$51,977 as of December 31, 2024. Amortization of the discounts is reported in the income statement as interest expense.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 7 — Leases

Operating lease

In February, 2021, the Group took delivery of the Top Advancer, a 2016-built bulk carrier for a 59-month bareboat charter-in agreement. No purchase option or obligation clause is stipulated in the bareboat charter contract. The Group has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Group has recognized an operating lease liability based on the net present value of the remaining charter-in payments based on rate at the lease commencement and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Any changes resulted from the index or rate change is charged to expense during the period they occur.

For the six months ended December 31, 2024 and 2023, cash paid for operating lease liabilities amounted to $1,682,250 and $1,274,106, respectively.

The components of lease expenses for the six months ended December 31, 2024 and 2023 were as follows:

	For the six months ended December 31, 2024	For the six months ended December 31, 2023
Fixed operating lease	$1,579,139	$1,579,139
Variable operating lease	103,111	(305,033)
Total lease expense	$1,682,250	$1,274,106

The variable operating lease expense depending on the BSI (Baltic Supramax index) published by the Baltic Exchange is measured on a monthly basis and recognized during the period in which it incurred.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31, 2024	As of June 30, 2024
Right-of-use assets-operating lease, net	$3,089,271	$4,587,352
Operating lease liabilities – current	$2,942,590	$3,026,234
Operating lease liabilities – non-current	—	1,572,994
Total operating lease liabilities	$2,942,590	$4,599,228

The weighted average remaining lease terms and discount rate for operating lease were as follows as of December 31, 2024 and June 30, 2024:

	As of December 31, 2024	As of June 30, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1 years	1.5 years
Weighted average discount rate	4.16%	4.16%

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 7 — Leases (cont.)

The following is a schedule of maturities of operating lease liabilities (excluding variable payments) as of December 31, 2024:

For the period ending June 30,
2025	1,419,847
For the year ending June 30,
2026	$1,591,749
2027	—
Total future minimum lease payments	$3,011,596
Less: imputed interest	69,006
Present value of lease liabilities	$2,942,590

Short-term operating lease

The Group leased office space from a related party with fixed lease term of 1 year with no purchase or renew option. The Group elects not to apply the recognition requirements in ASC 842 to short-term leases and recognizes the lease payments in profit or loss on a straight-line basis over the lease term. Short-term lease expense amounted to $13,795 and $13,979 for the six months ended December 31, 2024 and 2023.

Financing leases

In September, 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 9). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period.

The Group has performed an assessment for Top Diligence considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized vessel, net and a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.4%). As of December 31, 2024 and June 30, 2024, the outstanding balance of lease liabilities was $7,524,062 and $8,337,978, respectively, and is repayable in 44 months and 50 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

In October, 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 9). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group has performed an assessment for Top Elegance considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.8%). As of December 31, 2024 and June 30, 2024, the outstanding balance of lease liabilities was $8,054,394 and $8,866,762, respectively, and is repayable in 48 months and 54 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 7 — Leases (cont.)

The total amount of financing lease expense, including amortization and interest expenses recognized in the unaudited condensed combined and consolidated statements of income for the six months ended December 31, 2024 and 2023 were as follows:

	For the six months ended December 31, 2024	For the six months ended December 31, 2023
Depreciation expenses	$1,352,424	$1,352,424
Interest expenses-fixed	629,263	752,717
Interest expenses-variable	277,905	193,179
Total	2,259,592	2,298,320

The variable interest expenses depending on LIBOR (later replaced by SOFR) are measured on a monthly basis and recognized during the period in which they are incurred.

Supplemental balance sheet information related to financing leases was as follows:

	As of December 31, 2024	As of June 30, 2024
Right-of-use assets-financing lease, net (included in Vessels, net, see Note 3)	$37,420,835	$40,753,604
Financing lease liabilities – current	3,263,573	3,256,190
Financing lease liabilities – non-current	12,314,883	13,948,550
Total financing lease liabilities	$15,578,456	$17,204,740

The weighted average remaining lease terms and discount rates for financing leases were as follows as of December 31, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.84 years
Weighted average discount rate	7.61%

The weighted average remaining lease terms and discount rates for financing leases were as follows as of June 30, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.34 years
Weighted average discount rate	7.61%

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 7 — Leases (cont.)

The following is a schedule of maturities of financing lease liabilities (excluding variable payments) as of December 31, 2024:

For the period ending June 30,
2025	$2,197,244
For the year ending June 30,
2026	4,219,574
2027	3,986,356
2028	3,753,139
Thereafter	4,182,754
Total future minimum lease payments	$18,339,067
Less: imputed interest	2,760,611
Present value of lease liabilities	$15,578,456

Note 8 — LONG-TERM LOAN

Long-term loan consists of the following:

	As of December 31, 2024	As of June 30, 2024
Chailease International Financial Services (Singapore) Pte. Ltd. (due on August 8, 2027)	$3,709,968	$4,505,274
Total	3,709,968	4,505,274
Less: Long-term loan – current portion	1,656,288	1,656,288
Long-term loan – non-current portion	$2,053,680	$2,848,986

On August 3, 2022, the Group entered into a loan agreement with Chailease International Financial Services (Singapore) Pte. Ltd. to borrow $9,500,000. The loan bears an annual interest rate of Benchmark Rate plus 4.16%. Pursuant to a supplemental agreement, the Benchmark Rate — London Interbank Offered Rate (“LIBOR”) was replaced by the secured overnight financing rate published by CME Group (“CME TERM OF SOFR”) effective on April 8, 2023. Debt issuance cost of $230,500 was deferred and amortized through the loan period using effective interest rate method. A security deposit of $475,000 was deposited with the lender. The loan is guaranteed by Topsheen Shipping Singapore Pte. Ltd., shareholders and affiliates (related parties, see Note 9). The Group is required to repay monthly installments comprising principal and interest thereafter.

The repayment schedule for the loan are as follows:

For the period ending June 30,
2025	$828,144
For the year ending June 30,
2026	1,656,288
2027	1,130,492
2028	170,884
Subtotal	$3,785,808
Less: unamortized debt issuance cost	75,840
Total	$3,709,968

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 9 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related parties’ balances as of December 31, 2024 and June 30, 2024 and transactions for the six months ended December 31, 2024 and 2023 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Shoucheng Lei	A shareholder of the Group
Ocean Master Worldwide Corporation	Controlled by Mr. Shoucheng Lei, Ms. Luan Chen and Mr. Jun Li, shareholders of the Group
Topsheen Shipping Limited	Controlled by a family member of Mr. Jun Li
Topsheen Shipping Singapore Pte. Ltd.	Controlled by a family member of Mr. Jun Li
Topsheen bulk Singapore Pte. Ltd.	Controlled by a family member of Mr. Jun Li
Xun Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Group Limited	Controlled by Mr. Shoucheng Lei
Nanjing Top Confidence Marine Management Co., Ltd	Controlled by Mr. Shoucheng Lei
Mei Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Tong Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Keen Best Shipping Co Limited	Controlled by Ocean Master Worldwide Corporation

(2) Due from related parties

As of December 31, 2024 and June 30, 2024, the balances due from related parties were as follows:

	As of December 31, 2024	As of June 30, 2024
Ocean Master Worldwide Corporation	$—	$71,663
Keen Best Shipping Co Limited	—	86,817
Topsheen Shipping Singapore Pte. Ltd(1)	433,371	381,780
Total	$433,371	$540,260

(1)	The balance represents the outstanding receivable from Topsheen Shipping Singapore Pte. Ltd for the time charter service provided by the Group.

(3) Due to related parties

As of December 31, 2024 and June 30, 2024, the balances due to related parties were as follows:

	As of December 31, 2024	As of June 30, 2024
Topsheen Shipping Singapore Pte. Ltd.(1)	$635,108	$213,209
Topsheen Shipping Group Limited(2)	17,099	45,504
Nanjing Top Confidence Marine Management Co., Ltd(2)	18,572	17,683
Ocean Master Worldwide Corporation	11,546	11,546
Due to shareholders and affiliates(3)	24,476,946	24,776,946
Total	$25,159,271	$25,064,888

(1)	The balance mainly represented hire charter collected in advance from Topsheen Shipping Singapore Pte. Ltd.
(2)	The balances mainly represented the expenses paid on behalf of the Group.
(3)	The balances mainly represented non-interest-bearing loans from the shareholders (and their affiliates) of the Group and due on demand.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 9 — RELATED PARTY TRANSACTIONS (cont.)

(4) Services provided to related parties

	For the Six Months ended December 31, 2024	For the Six Months ended December 31, 2023
Topsheen Shipping Singapore Pte. Ltd. (Time charter & Vessel management services revenue)	$9,430,014	$5,143,724
Mei Da Shipping Co. Limited (Vessel management services revenue)	690,649	805,211
Tong Da Shipping Co. Limited (Vessel management services revenue)	721,736	853,289
Topsheen Bulk Singapore Pte Ltd (Time charter revenue)	617,624	—
Keen Best Shipping Co Limited (Vessel management services revenue)	497,079	176,218
Total	$11,957,102	$6,978,442

For the six months ended December 31, 2024 and 2023, the Group provided time charter service and vessel management services to the related parties. These numbers have been included in the revenue of the unaudited condensed combined and consolidated statements of income.

(5) Financing lease from a related party

As of December 31, 2024 and June 30, 2024, the Group has financing leases from a related party. (see Note 7)

(6) Short-term office lease expense from a related party

	For the Six Months ended December 31, 2024	For the Six Months ended December 31, 2023
Mr. Jun Li’s affiliate	$13,795	$13,979
Total	$13,795	$13,979

These numbers have been included in the General and administrative expenses of the unaudited condensed combined and consolidated statements of income.

(7) General and administrative expenses shared with a related party

	For the six months ended December 31, 2024	For the six months ended December 31, 2023
Topsheen Shipping Group Co., Ltd	$55,997	$63,032
Total	$55,997	$63,032

Note 10 — TAXES

Cayman Islands

Intercont is incorporated in Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 10 — TAXES (cont.)

British Virgin Islands Taxation

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in BVI is not subject to income tax.

Hong Kong

The operating entities of the Group are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, the Group’s revenue is either not subject or exempt from income tax according to the tax regulations prevailing in the country in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently.

The following table reconciles the Hong Kong income tax rates to the Group’s effective tax rate for the six months ended December 31, 2024 and 2023:

	For the Six Months ended December 31, 2024	For the Six Months ended December 31, 2023
Statutory tax rate	16.5%	16.5%
Tax exemption	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%

Note 11 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated on July 4, 2023 as a holding company. The Company’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each. The number of ordinary shares issued and outstanding was 92.1 as of July 4, 2023.

Recapitalization

By April 15, 2024, the Company effectuated a series of share recapitalizations (the “Recapitalization”). As a result of the Recapitalization, the Company had nominal issuance of 25,000,001 ordinary shares to the existing ordinary shareholders, after which, the Company has an aggregated of 25,000,001 ordinary shares issued and outstanding. The Company believes that the Recapitalization should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

Private Placements

Two independent investors signed agreements with the Company on March 11, 2024 to invest in aggregated of approximately $3.0 million (or $1.5 million per each investor) in exchange for total of 500,002 ordinary shares of the Company (or 250,001 ordinary shares per each investor). As of the date of this filing, the Company received $3.0 million. The related issuance of the ordinary shares for the private placement was completed on April 8, 2024, which was accounted as a standalone private placement, separate from the Recapitalization. The proceeds received by the Company related to this private placement amounted to $1,350,000 for the six months ended December 31, 2024.

INTERCONT (CAYMAN) LIMITED
NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 11 — SHAREHOLDERS’ EQUITY (cont.)

Dividends

On September 8, 2023, Top Moral declared and paid dividends of $600,000. On November 15, 2023, Max Bright declared and paid dividends of $3,700,000. On November 15, 2023, Top Creation declared and paid dividends of $2,800,000. On November 16, 2023, Top Legend declared and paid dividends of $3,700,000. On November 20, 2023, Top Moral declared and paid dividends of $800,000. On March 12, 2024, Top Moral declared and paid dividends of $200,000.

Subsidiaries	Date of Dividends	Amounts	Receiving Shareholder
Top Moral	September 8, 2023	$600,000	Ocean Master Worldwide Corporation
Max Bright	November 15, 2023	$3,700,000	Ocean Master Worldwide Corporation
Top Creation	November 15, 2023	$2,800,000	Ocean Master Worldwide Corporation
Top Legend	November 16, 2023	$3,700,000	Ocean Master Worldwide Corporation
Top Moral	November 20, 2023	$800,000	Ocean Master Worldwide Corporation
Top Moral	March 12, 2024	$200,000	Ocean Master Worldwide Corporation

Note 12 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s unaudited condensed combined and consolidated financial position or results of operations or liquidity.

As of December 31, 2024, no significant financial nor capital commitments and contingencies existed.

Note 13 — SUBSEQUENT EVENTS

The Group completed its IPO on March 28, 2025, with total gross proceeds of $10,500,000, before deducting underwriting discounts and other offering expenses. Net proceeds amounted to $9,495,024 were received.

On April 7, 2025, Kingswood Capital Partners, LLC. (“Kingswood”), as the representative of the underwriters, exercised its over-allotment option in part to purchase an additional 175,000 ordinary shares par value US$0.0001 per share of the Company at the public offering price of $7.00 per share, before deducting underwriting discounts. The Group received $1,139,250 net proceeds from the over-allotment on April 8, 2025. The Company also issued warrants to Kingswood to purchase up to 83,750 ordinary shares. The warrants are exercisable at any time and from time to time from September 30, 2025 to March 31, 2029 at an exercise price of $8.40 per share.

In April 2025, in order to strengthen its working capital management, the Group temporarily deposited idle fund of approximately $10.2 million with a financial institution to purchase wealth management products or other financial products with a term of maturity not exceeding 12 months to generate additional returns and improve capital efficiency.

The Group evaluated all events and transactions that occurred after December 31, 2024 up through the date when the unaudited condensed combined and consolidated financial statements were issued. Other than the events disclosed elsewhere in the unaudited condensed combined and consolidated financial statements and those disclosed above, there are no other subsequent event occurred that would require adjustment or disclosure in the Group’s unaudited condensed combined and consolidated financial statements.